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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934

                               (Amendment No. 10)*


                                VITAL SIGNS, INC.
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                                (Name of Issuer)


                                  Common Stock
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                         (Title of Class of Securities)


                                    928469105
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                                 (CUSIP Number)


                                January 17, 2001
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             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ]  Rule 13d-1(b)

         [ ]  Rule 13d-1(c)

         [X]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




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CUSIP No.  928469105
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(1)  Names of Reporting Persons. I.R.S. Identification Nos. of Above
     Persons (entities only): Anthony J. Dimun

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(2)  Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)            (b)
        -----------    --------

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(3)  SEC Use Only

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(4)  Citizenship or Place of Organization: United States

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Number of Shares Beneficially Owned by    (5) Sole Voting Power:      2,571,266*
 Each Reporting Person With              ---------------------------------------
                                          (6) Shared Voting Power:            0
                                         ---------------------------------------
                                          (7) Sole Dispositive Power: 2,571,266*
                                         ---------------------------------------
                                          (8) Shared Dispositive Power:        0
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(9)  Aggregate Amount Beneficially Owned by Each Reporting
     Person: 2,571,266*

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(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares
     (See Instructions)

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(11) Percent of Class Represented by Amount in Row (9): 19.8%

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(12) Type of Reporting Person (See Instructions): IN

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*Consists of 20,644 owned directly, 2,420,327 shares held as trustee of trusts maintained for the benefit of minor children of officers or directors of the Issuer, 700 shares held in insurance trusts established by an officer of the Issuer, 79,700 shares held by a charitable foundation and 49,895 shares covered by options exercisable by Mr. Dimun.


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Item 1(a).  Name of Issuer:  Vital Signs, Inc.

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Item 1(b). Address of Issuer's Principal Executive Offices: 20 Campus Road,
     Totowa, New Jersey 07512

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Item 2(a).  Name of Person Filing:  Anthony J. Dimun


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Item 2(b). Address of Principal Business Office or, if none, Residence: 46
     Parsonage Hill Road, Short Hills, New Jersey 07078

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Item 2(c). Citizenship: United States

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Item 2(d). Title of Class of Securities: Common Stock

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Item 2(e). CUSIP No.: 928469105

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Item 3. If This Statement Is Filed Pursuant to 'SS'240.13d-1(b) or
        'SS'240.13d-2(b) or (c), check whether the Person Filing is a

        (a) [ ] Broker or dealer registered under Section 15 of the Act.

        (b) [ ] Bank as defined in section 3(a)(6) of the Act.

        (c) [ ] Insurance company as defined in section 3(a)(19) of the Act.

        (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940.

        (e) [ ] An investment adviser in accordance with 'SS'240.13d-1(b)(1)(ii)(E).

        (f) [ ] An employee benefit plan or endowment fund in accordance with 'SS'240.13d-1(b)(1)(ii)(F).

        (g) [ ] A parent holding company or control person in accordance with 'SS'240.13d-1(b)(1)(ii)(G).

        (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

        (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940.


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        (j) [ ] Group, in accordance with 'SS'240.13d-1(b)(1)(ii)(J).


Item 4. Ownership

        (a) Amount Beneficially Owned (as of December 31, 2001):

            2,571,266*
            --------------------------------------------------------------------

        (b) Percent of Class (as of December 31, 2001):

            19.8%
            --------------------------------------------------------------------

        (c) Number of Shares as to which such person has:

            (i)   sole power to vote or to direct the vote            2,571,266*
                                                                      ---------

            (ii)  shared power to vote or to direct the vote                  0
                                                                      ---------

            (iii) sole power to dispose or to direct the
                  disposition of                                      2,571,266*
                                                                      ---------

            (iv)  shared power to dispose or to direct the
                  disposition of                                              0
                                                                      ---------

---------
*Consists of 20,644 shares owned directly, 2,420,327 shares held as trustee of trusts maintained for the benefit of minor children of officers or directors of the Issuer, 700 shares held in insurance trusts established by an officer of the Issuer, 79,700 shares held by a charitable foundation and 49,895 shares covered by options exercisable by Mr. Dimun.


Item 5. Ownership of Five Percent or Less of a Class

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6. Ownership of More Than Five Percent on Behalf of Another Person. N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person. N/A

Item 8. Identification and Classification of Members of the Group. N/A

Item 9. Notice of Dissolution of Group. N/A

Item 10. Certifications. N/A


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                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2002                 Anthony J. Dimun

                                         By: /s/ Laura R. Kuntz
                                         ---------------------------------------
                                             Laura R. Kuntz, Attorney-in-Fact*


* A power of attorney was previously filed with the Commission and is incorporated herein by reference.


            Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).



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                            STATEMENTS OF DIFFERENCES

The section symbol shall be expressed as....................................'SS'